SEC
Mail Processing
Section

MAY 2 2 2009

Washington, DC
122



SEC
MISSION

09059391

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52045

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/08___ AND ENDING ___03/31/09___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Turchin & Voorhies, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

5220 Spring Valley Road, Suite 520
(No. and Street)

Dallas	TX	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gil Turchin   972-404-4700
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis, Wolff, & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

5580 LBJ Freeway, Suite 400	Dallas	TX	75240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Gil Turchin _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Turchin & Voorhies, Inc. _____ , as of May 14 _____ , 20 09 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____
Signature

PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__



Financial Statements
with
Report of Independent Registered Public Accounting Firm
and
Supplemental Information

Years Ended March 31, 2009 and 2008

TURCHIN & VOORHIES, INC.

Table of Contents



TravisWolff

Independent Advisors & Accountants

5580 LBJ Freeway Suite 400
Dallas, Texas 75240-6270
t 972.661.1843   f 972.490.4120

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

Turchin & Voorhies, Inc.
Dallas, Texas

We have audited the accompanying statements of financial condition of Turchin & Voorhies, Inc. (the Company) as of March 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Turchin & Voorhies, Inc. as of March 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis, Wolff & Company, L.L.P.

May 14, 2009

Known internationally as Moore Stevens Travis Wolff, LLP

TURCHIN & VOORHIES, INC.

Statements of Financial Condition
March 31, 2009 and 2008

	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 22,470	$ 30,192
Accounts receivable	5,715	-
Prepaid expenses	1,300	1,522
Income taxes receivable	2,177	-
Total current assets	31,662	31,714
Security deposit	1,730	1,730
Deferred taxes	230	235
	$ 33,622	$ 33,679
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued expenses	$ 2,722	$ 1,820
Income taxes payable	-	215
Total current liabilities	2,722	2,035
Commitments and contingencies (Note 7)		
Stockholders' equity		
Common stock - $0.01 par, 10,000 shares authorized;		
2,000 shares issued and outstanding	20	20
Additional paid-in capital	19,980	19,980
Retained earnings	10,900	11,644
Total stockholders' equity	30,900	31,644
	$ 33,622	$ 33,679

See accompanying notes to financial statements.

TURCHIN & VOORHIES, INC.

Statements of Income
Years Ended March 31, 2009 and 2008

		2009		2008
Fee and service revenue	$	**396,765**	$	60,070
Expenses:				
Salaries		**329,894**		20,618
Dues and subscriptions		**1,691**		2,241
Promotional		**1,874**		4,491
Regulatory		**2,055**		1,797
Rent		**20,378**		12,609
Professional		**6,850**		8,215
Referral fees		**10,500**		-
Insurance		**2,451**		1,416
Travel and entertainment		**5,813**		3,649
Telephone		**5,313**		5,221
Auto		**3,469**		4,137
Office supplies and equipment		**3,513**		13,225
Other		**3,737**		1,630
		397,538		79,249
Operating loss		**(773)**		(19,179)
Other income		**259**		35,320
Income (loss) before income taxes		**(514)**		16,141
Income tax provision		**230**		2,611
Net income (loss)	$	**(744)**	$	13,530

See accompanying notes to financial statements.

TURCHIN & VOORHIES, INC.

Statements of Changes in Stockholders' Equity
Years Ended March 31, 2009 and 2008

| | Common Stock | | Additional | Retained | |
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance, March 31, 2007	2,000 $	20 $	19,980 $	(1,886) $	18,114
Repurchase of common stock	(1,000)	(10)	(12,490)	-	(12,500)
Issuance of common stock	1,000	10	12,490	-	12,500
Net income	-	-	-	13,530	13,530
Balance, March 31, 2008	2,000	20	19,980	11,644	31,644
Net income	-	-	-	(744)	(744)
Balance, March 31, 2009	2,000 $	20 $	19,980 $	10,900 $	30,900

See accompanying notes to financial statements.

- 4 -

Statements of Cash Flows
Years Ended March 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ (744)	$ 13,530
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
Deferred income taxes	5	245
Changes in operating assets and liabilities:		
Accounts receivable	(5,715)	906
Income taxes receivable	(2,177)	1,091
Prepaid expenses	222	(1,522)
Security deposit	-	(1,730)
Accrued expenses	902	1,522
Income taxes payable	(215)	215
Deferred revenue	-	(3,200)
Net cash provided by (used in) operating activities	(7,722)	11,057
Cash flows from financing activities		
Repurchase of common stock	-	(10)
Issuance of common stock	-	10
Net cash provided by financing activities	-	-
Increase (decrease) in cash and cash equivalents	(7,722)	11,057
Cash and cash equivalents, beginning of year	30,192	19,135
Cash and cash equivalents, end of year	$ 22,470	$ 30,192
Supplemental schedule of cash flow information		
Cash paid for income taxes	$ 2,402	$ 2,151

See accompanying notes to financial statements.

Note 1 - Nature of Business

Turchin & Voorhies, Inc., a Texas Corporation, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is licensed in the states of Texas and Oklahoma. Substantially all of the Company's business is conducted with customers located in the state of Texas; however, management is in the process of expanding business into Oklahoma.

On October 1, 2007, the Company changed its name from Turchin Financial Corporation to Turchin & Voorhies, Inc. due to the admission of a new stockholder.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly-liquid investments with maturities of less than ninety days when purchased. The Company had approximately $15,000 in interest bearing accounts at March 31, 2009.

Accounts receivable
The Company has non-interest bearing receivables from its customers. Management evaluates a customer's credit risk prior to extending credit and does not require collateral. Management evaluates the need for an allowance for uncollectible accounts receivable based on historical write offs and current past due amounts. Management writes off receivables when all attempts to collect, including legal action, have proved ineffective. There were no receivables written off for the years ended March 31, 2009 and 2008, and management determined that no allowance was required.

Concentrations of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. Cash and cash equivalents are maintained in bank accounts, which at times could exceed federally insured limits. The Company has not experienced any losses from such accounts and believes they are not exposed to any significant risk.

Note 2 - Summary of Significant Accounting Policies - (Continued)

Concentrations of credit risk - continued
For the year ended March 31, 2009, four customers accounted for approximately 14%, 10%, 22%, and 26% of fee and service revenue. Two customers accounted for the full balance of the accounts receivable at March 31, 2009. For the year ended March 31, 2008, five customers accounted for approximately 14%, 17%, 17%, 17%, and 17% of fee and service revenue.

Fee and service revenue
Fee and service revenue result primarily from raising capital and financial advisory services. Such fees are recognized as projects are completed or as revenue is earned.

Income taxes
The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements and Contingencies

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2009, the Company had net capital of $25,463, and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1 at March 31, 2009. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Liabilities Subordinated to Claims of General Creditors

During the years ended March 31, 2009 and 2008, there were no liabilities subordinated to claims of general creditors.

Note 5 - Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the tax assets will not be realized. Management does not believe that a valuation allowance is needed at March 31, 2009 and 2008, respectively.

The components of the income tax provision consist of the following for the years ended March 31:

	2009	2008
Current	$ 225	$ 2,366
Deferred	5	245
	$ 230	$ 2,611

The difference between the reported provision for income taxes and the amount normally expected by applying the statutory federal rate to income before provision for income taxes results primarily from certain permanent differences.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), an Interpretation of FASB Statement No. 109, *Accounting for Income Taxes* (SFAS 109), on April 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. At the adoption date of April 1, 2007, and at March 31, 2009 and 2008, there were no unrecognized tax benefits. Interest and penalties related to uncertain tax positions are recognized in income tax expense. As of March 31, 2009, no interest related to uncertain tax positions had been accrued.

Note 6 - Stockholders' Equity

On February 29, 2008, the Company executed a Shareholders' Agreement and a Stock Purchase Agreement (the Agreements) under which 1,000 common shares were repurchased by the Company at $12.50 per share and sold to a new stockholder at the same price. The Agreements place certain restrictions on the transfer of Company shares, including a right of first refusal for the Company to reacquire issued and outstanding common stock in certain situations and at a purchase price as defined in the Agreements.

Note 7 - Commitments and Contingencies

Lease commitments
The Company leases office space under an operating lease agreement. Rent expense for the years ended March 31, 2009 and 2008, was approximately $20,400 and $12,600, respectively.

Scheduled future maturities of noncancelable lease payments are approximately as follows for the year ending March 31:

		Amount
2010	$	20,760
2011		20,760
2012		5,190
	$	46,710

Referral fees
The Company has an agreement with a third-party that allows for referral fees between the two parties. Fees are based on the financial outcome of the referred project. At March 31, 2009, there were no referral fees receivable or payable related to this agreement.

Note 8 - Information Relating to Possession or Controls Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

SUPPLEMENTAL INFORMATION

TURCHIN & VOORHIES, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Year Ended March 31, 2009

Net capital

Total stockholders' equity		$	30,900
Nonallowable assets:			
Income taxes receivable	2,177		
Prepaid expenses	1,300		
Security deposit	1,730		
Deferred taxes	230		
Total deductions			5,437
Net capital		$	25,463

Aggregate indebtedness

Total liabilities	$	2,722

Computations of basic net capital requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	181
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	20,463
Excess net capital at 1000%	$	25,191
Ratio: Aggregate indebtedness to net capital		0.11 to 1

Reconciliation with the Company's computations

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS reports	$	26,724
Adjustments, net		(1,261)
Income taxes receivable		2,177
Net capital per above	$	25,463

TURCHIN & VOORHIES, INC.

Schedule II
Computation of Determination of Reserve
Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

REPORT ON INTERNAL CONTROL

Turchin & Voorhies, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Turchin & Voorhies, Inc. (the Company) for the year ended March 31, 2009, in accordance with standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis, Wolff + Company, L.d.f.

Registered Public Accounting Firm
May 14, 2009
Dallas, Texas



TravisWolff

Independent Advisors & Accountants

5580 LBJ Freeway Suite 400   Dallas, Texas 75240-6270   t 972.661.1843   f 972.490.4120   **traviswolff.com**

Known internationally as Moore Stephens TravisWolff, LLP



Financial Statements with
Report of Independent Registered
Public Accounting Firm and
Supplemental Information

Years Ended March 31, 2009 and 2008



Independent Advisors & Accountants